

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Berndt Modig
Chief Executive Officer
Pharvaris B.V.
J.H. Oortweg 21,
2333 CH Leiden,
The Netherlands

      Re: **Pharvaris B.V.**
              Registration Statement on Form F-1
              Exhibit Nos. 10.6 and 10.7
              Filed February 1, 2021
              File No. 333-252157

Dear Mr. Modig:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                    Sincerely,

                                    Division of Corporation Finance

cc: Sophia Hudson, Esq.